

July 24, 2012

Via E-Mail
Charles Saracino
Chief Executive Officer
X-Factor Communications Holdings, Inc.
3 Empire Blvd., 5th Floor
South Hackensack, NJ 07606

> **Re: X-Factor Communications Holdings, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed July 2, 2012**
> **File No. 000-54341**

Dear Mr. Saracino:

We have reviewed your amended filing and response letter, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated June 18, 2012.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Pro Forma Consolidated Financial Statements

Note 3. Pro Forma Assumptions and Adjustments, page F-57

1. We note your revised assumption (c) in Note 3 on page F-57 in response to prior comment 8. Please tell us the composition of the $700,000 of "payments of costs incurred in the Reverse Merger and outstanding liabilities," and describe how and why this differs from the $275,000 of estimated professional fees related to the reverse merger disclosed in assumption (g). Explain how this adjustment is directly attributable to the reverse merger and offering transaction and is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

2. We note that you added pro forma adjustments to the pro forma statements of operations for professional fees related to the merger. As such costs would not be expected to have

a continuing impact, it appears that merger-related and offering transaction costs should be excluded from the pro forma statements of operations. For the same reason, an adjustment to exclude historical professional fees related to the merger should also be included in the pro forma statements of operations. Please revise or advise. Refer to Rule 11-02(b)(6) of Regulation S-X.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Melanie Figueroa, Esq.
        Richardson & Patel, LLP